SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 7, 2003

SCOR
(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris – La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 7, 2003

SCOR (Registrant)

	By:	/s/ MAURICE TOLEDANO Maurice Tolédano, Principal Financial Officer

Press release of February 14, 2003

2002 PREMIUM INCOME: EUR 5,016 MILLION

SCOR Group’s gross written premiums for 2002 totaled EUR 5,016 million at current exchange rates, an increase of 2.6% relative to 2001. The Group’s retention rate reached 89%, against 84% in 2001. - Analysis of premium income by activity reflects the shift back to SCOR’s core business

in EUR millions	2001	2002	Change

P&C Reinsurance	1,931	2,069	+ 7%
Life & Accident Reinsurance	1,503	1,530	+ 2%
Large Corporate Accounts	561	874	+ 56%
Credit &Bond	175	117	- 33%
Alternative Risk Transfer (ART)	720	426	- 41%

Consolidated premium income	4,890	5,016	+ 2.6%

Premium income was practically unchanged, reflecting:
•	a strict approach to underwriting, selecting only profitable activities,
•	significantly increased rates, especially in Large Corporate Accounts and in P&C reinsurance, which were offset by ...

•	a negative foreign-exchange impact linked mainly to the depreciation of the dollar : premium income would have been up 13% at constant exchange rates.

As of 2002, SCOR has been focusing on short-to-medium tail business. Property damage business now accounts for 47.3% of total property and liability writings, against 42.3% in 2001.

Credit&Bond activity continues to be reduced (-33%), SCOR having ceased Credit Derivative underwriting completely since November 2001, and having significantly scaled down Surety business in the United States since the end of 2000.

ART business is down sharply (-41%), in keeping with the Group’s new strategy. After having reduced its writings since first-half 2002, Commercial Risk Partners (CRP) ceased writing new business entirely in January 2003.

Excluding CRP, Group premium income in 2002 totaled EUR 4,521 million. - The geographic breakdown of premium income signals the shift of emphasis in favor of Europe

	2001	2002

Europe	34%	42%
of which France	12%	16%

North America	52%	43%
Asia-Pacific	7%	7%
Rest of World	7%	8%

Total	100%	100%

This shift in the portfolio’s geographic structure — amplified by the euro’s appreciation — reflects the Group’s new strategy of focusing on expanding its business in Europe and Asia relative to the United States. - Implementing the “Back on Track” Plan

SCOR has begun implementing the decisions announced in the “Back on Track” plan:
•	refocusing on the most profitable activities in its core business, (i.e. non-proportional treaties, facultatives, life & accident reinsurance,...) is underway;
•	recentering on short-tail lines of business rather than liability classes has begun;
•	rebalancing its book towards Europe and the Asia-Pacific region is in progress.

Financial disclosure timetable

2003 renewals and new Group organization chart:	March 3, 2003
2002 results:	April 1, 2003
Annual Shareholders’ Meeting:	May 15, 2003

Press release of March 3, 2003

SUCCESSFUL 2003 RENEWALS AND NEW GROUP ORGANIZATION

The Board of Directors of SCOR was informed of the 2003 renewals campaign and the new Group organization chart at its meeting on February 28, 2003.

The 2003 renewals campaign is considered to be successful and consistent with the “Back on Track” plan announced on November 18, 2003.

For Non-Life treaties, the volume of writings for treaties renewed on January 1, 2003 represents 92% of the corresponding volume in 2002.
For Business Solutions, premium volumes are up +14% in property damage, and +18% in liability, relative to the comparable campaign in 2002.
In Life and Accident reinsurance, net annual premiums are expected to grow by approximately +5% relative to the 2002 premiums.
The Group has strictly applied the underwriting criteria laid down in the “Back on Track” plan.
SCOR has taken full advantage of the rate increases in all its business segments.
These renewals reflect a re-balancing of the portfolio toward Europe, short-tail risks and life and accident reinsurance.

2003 renewals compliant with the “Back on Track” plan

The 2003 renewals fully satisfy the requirements of selectivity and profitability set by SCOR in its “Back on Track” plan.

The campaign has fulfilled the following five objectives:

–	the imperative need to respect combined ratios guaranteeing the profitability of business written,
–	strictly controlling and limiting Group’s exposures,
–	re-balancing our portfolio toward Europe and Asia,
–	restructuring the portfolio in favor of non-proportional treaties and short-tail business,
–	strengthening the Group’s position in life and accident reinsurance, with an emphasis on death cover products.

I.	Successful Non-Life treaty renewals

The Non-Life treaty renewals campaign was successful.
Non-Life treaties represent around 40% of SCOR’s total annual premium income.

77% of the 2002 portfolio was renewed on January 1, 2003. 94% of European treaties, 61% of North American treaties, and 26% of the Far Eastern treaties expired on that date.

Based on renewals already concluded since January 1, the volume of business written for 2003 represents 92% of the 2002 figure. This 8% contraction is slightly different from the figure (-10%) decided in the “Back on Track” plan. This works out to -13% in North America, and to
-8% in Europe, with no change in writings elsewhere in the world.

This trend reflects the combined effect of new writings (+9%), higher premium rates (+8%), changes in quota shares on renewed business (+2%), and treaty cancellations (-27%).

2003 renewals highlights:

An +8% improvement in rating terms on average, notably reflecting the deliberate reduction in long-tail risks in the portfolio.
Long-tail classes (notably liability, motor, workers’ compensation) have fallen to 39% of total writings in 2003, against 41% in 2002 and 47% in 2001.
The share of non-proportional treaty business represents 36% in 2003, compared with 35% in 2002 and 27% in 2001.
The treaties renewed allow for tighter control over exposures and aggregates, especially in acts of terrorism, legal liability and natural catastrophe reinsurance.
SCOR’s natural catastrophe exposure in Europe is in reduction of -10%. Group exposure will continue to decline as contracts come up for renewal in the United States.
The cancellation of 27% of treaties coming up for renewal illustrate SCOR’s scrupulous compliance with the underwriting rules laid down in the “Back on Track” plan.
Rate increases: highlights of the latest renewals campaign.

The rate increases (increase in premiums net of commissions for a given risk exposure) varies from +5% to +11% in SCOR’s seven largest markets, excluding Japan. Rates are up +11% in Germany, +10.6% in Canada, +9% in Italy, +8.6% in the United States, +7.5% in the United Kingdom, +7% in Spain, and +5% in France.
Rates for non-proportional treaties (excluding natural catastrophes) are up 8.4%, 3% for non-proportional natural catastrophe treaties, and 7.4% for proportional treaties.
By class of business, rates are up +11.6% in liability, +7.4% in motor, and +6.4% in property damage, including for natural catastrophe covers.

II.	Satisfactory consolidation in Large Corporate Accounts portfolio

After growing strongly over the past two years (+26% in 2001 and +56% in 2002), the December 2002 and January 2003 renewals of Large Corporate Accounts brought satisfactory consolidation of existing positions.

Business Solutions’ portfolio comprises:

–	20% non-renewable business,
–	80% renewable business, of which a third (detailed below) is scheduled for renewal at year-end.

Business Solutions’ property damage renewals highlights:

Property damage premium volumes on business expiring at year-end are up +14% relative to the comparable campaign in 2002.
This +14% increase reflects the combined effects of +31% growth due to new business, a +16% rate increase on the existing portfolio, and cancellation of 33% of the portfolio.
After rising for three years, rates continued to increase, though at a slower pace. These rate increases on SCOR’s portfolio averaged from +5 to +15% for US risks, and from +15 to +50% for risks in Europe. Expiring multi-year programs pre-dating the 2001 recovery have been sharply re-rated and guarantee terms comprehensively revised.
Higher deductibles and recourse to insurance or reinsurance captives are being used by a growing number of corporations. These are now carrying a substantial proportion of their risks.
In addition, Business Solutions is applying tough underwriting criteria:

Through rigorous selection of business in portfolio, consolidation of SCOR positions with major accounts, in some cases with increased quota shares, and securing new positions in new contracts.
Through non-renewal of a third of the portfolio expiring at year-end (i.e. EUR 35 million), mainly at the initiative of Business Solutions.

Business Solutions’ liability renewals highlights:

The volume of liability premiums on business expiring at year-end is up +18% relative to the comparable campaign for 2002, amounting to EUR 15.4 million. SCOR has deliberately restricted its legal liability exposures in response to considerable uncertainty over trends in this class of business.
This growth stems mainly from a much larger rate increase (+20%) than in property damage.
A highly selective approach to underwriting, as witnessed by the 58% cancellation rate for this portfolio, with new business representing 56% of premium volumes.

III.	Positive prospects for Life and Accident reinsurance in 2003

Approximately 40% of Life and Accident reinsurance business is renewed at the start of the year. The remainder of renewals and new business are staggered over the course of the year.

Based on an analysis of business already written and observed trends, SCOR expects net Life and Accident premiums to grow by approximately 5.0%. Net premiums for full-year 2003 are expected to amount to EUR 1,420 million, compared with EUR 1,350 million in 2002.

Significant features of renewals already concluded and those now under negotiation:

Selective acceptance of business, resulting in cancellation of unprofitable contracts, already representing EUR 70 million in premiums.
Continuing contraction of the health insurance portfolio resulting in a EUR 50 million fall in premiums.
The November 2002 decision to scale-down new “individual life” writings in Canada and the United States is now being implemented.
Geographic breakdown of Life and Accident reinsurance:

In France, new writings have enabled SCOR to hold onto its positions in Life and Accident reinsurance (with the exception of health business), while preserving control over global per-event exposures.
SCOR held onto all of its positions in both Germany and the United Kingdom in 2003.
The Group has again raised its premiums in Spain and Italy.
In the United States, the major expansion drive conducted by the Group in 2001 and 2002 yielded material results in 2003, generating increased premium income.
In Canada, all of the proportional business in portfolio has been renewed for 2003, thanks to the local service provided by the Group for both collective and individual products.
Catastrophe covers :

Non-proportional catastrophe cover rates have improved in most markets, due to the decline in available reinsurance capacity and the number of reinsurers writing this class of business since the time of the 2002 renewals.
Returns on Group exposures have improved significantly: the rate on line (ROL-ratio of premiums to exposures) on non-proportional catastrophe portfolio, for example, is up +33% in 2003.
In addition, SCOR has tightened its underwriting terms in order to reduce its global catastrophe exposure, e.g: the exclusion covering acts of nuclear, biological and chemical terrorism now applies to 60% of total liabilities.
Finally, SCOR continue to take a restrictive line on catastrophe exposures in North America. The portfolio contains no non-proportional catastrophe treaty in the United States. Cumulative commitments in respect of these treaties in Canada have been reduced by 75%.

IV.	SCOR continues to wind down its credit-bond business

The Group continues to take a cautious line in writing credit-bond business. Writings are thus expected to total EUR 74 million in full-year 2003, compared with EUR 99 million in 2002.

SCOR is focusing on credit insurance in Europe, which now accounts for 80% of its credit insurance portfolio.
Surety activity accounts or 30% of the total credit-bond portfolio.
The Group continued to withdraw from the American surety market, which now represents only 3.2% of its total credit and bond portfolio,
The Group profited from substantially improved rating conditions in the market (+9.2%), while also benefiting from a 5% average fall in treaty commissions.

SCOR Group’s new organization

The Group has reorganized its central functions in accordance with the policies spelled out in “Back on Track” plan. The new organization is designed to streamline and to strengthen internal control over underwriting policy and its application, as well as over all earnings and profit components.

1.     The following report directly to CEO Denis Kessler :

The Chief Reserving Actuary, Jean-Luc Besson. His mission is to certify the reserves of all Group entities and subsidiaries, and to implement consistent reserving methods across the Group.
Central Audit, headed by Yvan Besnard. He is responsible for verifying the existence of and compliance with underwriting and administration procedures.
Communications, which are an integral part of the Group’s global strategy.

2.     The post of Chief Financial Officer has been created, reporting to the COO Patrick Thourot.

François Terren has been named to this post.

François Terren, 50, is a graduate of the HEC Business School (Paris) and Insead AMP, and he holds a degree in law. He was Vice President, Financing and Treasury at the Air Liquide Group from 1981 to 1991, and then Chief Administrative and Financial Officer, CORA Group. In 1993 he was named Assistant Chief Investment Officer of GAN, before going on to advise Morgan Stanley’s real estate investment funds in 1996. He joined the Taittinger Group in 1997 as Senior Vice President, Financial Affairs for the Compagnie Financière Taittinger, and as a member of the Executive Board and Chief Financial Officer of Société du Louvre.

François Terren is responsible for all of the departments involved in the formation of a global view of the Group’s technical and investment results, together with oversight of asset management policy and, consequently, the means to improve the Group’s assets-liabilities management, as well as to optimize cash-flow management. The departments concerned are :

Accounts, managed by Maurice Toledano.
Risk Oversight and Control, managed by Marie-Christine Cheymol, whose remit embraces the definition of budgets for premium income and technical results for the Group’s product lines and subsidiaries,
Asset Management, which has been placed under the management of Véronique Leroux and Jean Guitton.
Credit and Bond underwriting managed by Patrick Barrault.

3.     The three worldwide global operating divisions — Non-Life Treaties, Life and Business Solutions — report to the Chief Operating Officer (COO).

Pierre-Denis Champvillard, has been named Group Deputy COO, with special responsibility, under the authority of Patrick Thourot (COO), of the management of business relationships with the Group’s principal customers, including major ceding companies and brokers, and certain major direct SCOR clients.

Jérôme Faure is in charge of the worldwide global Non-Life Treaties.
Romain Durand is in charge of the worldwide global Life Division.
Renaud de Pressigny is in charge of the worldwide global Business Solutions Division.

4.     A department has been set up to define policy on claims and to administer major claims.

This department will formulate all rules for the administration of claims on contracts written by divisions and subsidiaries, as well as presenting a quarterly report to the Claims Committee managed by this new department.

This department will also be responsible for managing major claims directly - individual claims, natural catastrophes and serial claims (e.g. asbestosis, D&0, etc.) — in conjunction with the divisions or subsidiaries that wrote the policies, and with the ceding companies or clients.

5.     SCOR’s holding company functions also comprise:

The Office of the Chief Compliance and Legal Officer, Arnaud Chneiweiss.
The Group Human Resources Division, managed by Hélène Chazot.
The Group Information Systems Division, managed by Régis Delayat.
The Strategy and Development Division, managed by Emmanuel Fierens.

6.     The Executive Committee, chaired by Denis Kessler, comprises Patrick Thourot, Pierre-Denis Champvillard, Jean-Luc Besson, François Terren, Jérôme Faure, Romain Durand and Renaud de Pressigny. The Secretary to the Executive Committee is Arnaud Chneiweiss.

Following the presentation of renewals and new Group organization chart to the Board of Directors of SCOR, Denis Kessler, Chairman and Chief Executive Officer of SCOR, commented:

“The 2003 renewals campaign is successful. It shows that the Group has benefited from improved rating conditions in the market, and that it has strictly complied with the objectives of the “Back on Track” plan aimed at restoring profitability. These renewals are a reflection of customer loyalty and illustrate the policy of forging long-term partnerships, to which the Group attaches great importance. Thanks to a highly motivated team, a strong commercial presence, and enduring reputation among ceding companies, brokers and clients for technical excellence, the criteria for selective, profitable underwriting set by the Group for 2003 are respected. The mission of the new management team is to restore the Group to profitability as soon as possible.”

Financial disclosure timetable

2002 Results and presentation of Life Division Embedded Value: April 1, 2003
Annual Shareholders’ Meeting: May 15, 2003

Certain statements contained in this press release are forward-looking statements that are based on risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

SCOR Group organization chart at February 28, 2003